US Highland, Inc.
                       17424 South Union Avenue
                           Mounds, OK 74047
                            918-827-5254

July 13, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Asmira Chaudhry

Re:     US Highland, Inc.
        Registration Statement on Form S-1
        Filed June 18, 2010
        File No. 333-167616


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the registrant's registration statement on Form S-1 originally filed on June 18, 2010. The filing has not been declared effective. No securities have been sold pursuant to the registration statement.

The registrant requests this withdrawal due to the material changes in the management of the registrant resulting from the recent deaths of three of its officers and directors, Chase Bales, Mats Malmberg and Damian Riddoch.

Accordingly, the registrant requests that an order granting withdrawal of the registration statement be issued as soon as possible and be included in the file for the registration statement. The registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the registration statement be credited to the registrant's account for future use.

Please contact me if you have any comments or questions regarding this application.

Very truly yours,

/s/Steven Moel
-----------------------
Steven Moel
Chief Executive Officer